December 7, 2009

VIA EDGAR AND EMAIL
-------------------

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Cindy Rose

Re:      The Advisors' Inner Circle Fund (File No. 811-06400)

Ms. Rose:

This letter responds to comments given by you to SEI Global Fund Services ("SEI"), in its capacity as administrator to The Advisors' Inner Circle Fund (the "Trust") in a telephone conversation on November 5, 2009 and subsequently on November 13, 2009. The comments provided relate to the October 31, 2008 annual reports filed on Form N-CSR (the "Reports") for Rice Hall James Micro Cap Portfolio, Edgewood Growth Fund and Haverford Quality Growth Stock Fund and the April 30, 2009 Reports filed on Form N-CSR for the Cambiar Funds (each a "Fund" and collectively the "Funds"). All Funds are a Series of the Trust.

SEI provides the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with our responses, we acknowledge that the Funds, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the Reports. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

--------------------------------------------------------------------------------
SEC COMMENT 1 - RICE HALL JAMES MICRO CAP PORTFOLIO
---------------------------------------------------
Disclosure is absent at the end of the summary schedule of investments referencing where shareholders can obtain the full schedule of investments.

SEI RESPONSE TO COMMENT 1 - RICE HALL JAMES MICRO CAP PORTFOLIO
SEI AGREES, AND BEGINNING WITH THE OCTOBER 31, 2009 REPORT, DISCLOSURE WILL BE ADDED TO THE END OF THE SUMMARY SCHEDULE OF INVESTMENTS REFERENCING HOW SHAREHOLDERS MAY OBTAIN THE COMPLETE SCHEDULE OF INVESTMENTS.
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

--------------------------------------------------------------------------------
SEC COMMENT 2 - EDGEWOOD GROWTH FUND
------------------------------------
On the schedule of investments, companies within the category of "Health Care" represented 27.4% of total investments. Currently, there is no concentration policy in the Fund's prospectus. How does the Fund monitor the investments so that it does not have a concentration in one particular industry?

SEI RESPONSE TO COMMENT 2 - EDGEWOOD GROWTH FUND
SEI'S PORTFOLIO COMPLIANCE TEAM PERFORMS '40 ACT COMPLIANCE TESTING WITH RESPECT TO THE 25% INDUSTRY CONCENTRATION LIMITATION BASED ON STANDARD INDUSTRY CODE CLASSIFICATION (SIC CODES) AS OPPOSED TO SECTORS WHICH ARE USED FOR FINANCIAL STATEMENT PURPOSES. SPECIFIC TO THE HOLDINGS AS OF 10/31/08, SEI'S PORTFOLIO COMPLIANCE TEAM TESTING RESULTS BROKE DOWN THE HEALTHCARE SECTOR LISTED IN THE ANNUAL REPORT FOR THE EDGEWOOD GROWTH FUND INTO MORE SPECIFIC INDUSTRY CODE CLASSIFICATIONS, AND, THEREFORE, THERE WAS NO COMPLIANCE EXCEPTION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 3 - HAVERFORD QUALITY GROWTH STOCK FUND AND CAMBIAR FUNDS
---------------------------------------------------------------------
In the Investment Advisory Agreement footnote, neither the Haverford Quality Growth Stock Fund nor the Cambiar Funds disclose expense waiver recapture plans. Please confirm that no expense waiver recapture plans are in place.

SEI  RESPONSE TO COMMENT 3 -  HAVERFORD  QUALITY  GROWTH  STOCK FUND AND CAMBIAR
FUNDS
THERE WERE NO EXPENSE WAIVER RECAPTURE PLANS IN PLACE FOR THE HAVERFORD QUALITY GROWTH STOCK FUND AS OF OCTOBER 31, 2008 AND THE CAMBIAR FUNDS AS OF APRIL 30, 2009. IF THE FUNDS INSTITUTE AN EXPENSE WAIVER RECAPTURE PLAN IN THE FUTURE, APPROPRIATE DISCLOSURE WILL BE ADDED TO THE REPORTS.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC COMMENT 4 - CAMBIAR AGGRESSIVE VALUE FUND
---------------------------------------------
In the schedule of investments, please disclose the counterparty for all contracts for difference.

SEI RESPONSE TO COMMENT 3 - CAMBIAR AGGRESSIVE VALUE FUND
SEI AGREES, AND BEGINNING WITH THE OCTOBER 31, 2009 REPORT, ALL COUNTERPARTIES FOR CONTRACTS FOR DIFFERENCE WILL BE DISCLOSED.
--------------------------------------------------------------------------------

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.



Very truly yours,


/s/MICHAEL LAWSON
--------------------------------------
Michael Lawson
Treasurer, Controller and Chief Financial Officer

cc:    Robert A. Nesher
       Russell Emery
       Joseph M. Gallo
       Philip T. Masterson
       James F. Volk